UNITED STATES
		      SECURITIES AND EXCHANGE COMMISSION
			   WASHINGTON, D.C.  20549

				 SCHEDULE 13D

		  UNDER THE SECURITIES EXCHANGE ACT OF 1934
			     (AMENDMENT NO. 2)*

			      DIXIE YARNS, INC.
			      (Name of Issuer)

		   COMMON STOCK, PAR VALUE $3.00 PER SHARE
		       (Title of Class of Securities)

				 255579-10-4
			       (CUSIP Number)

			      John F. Henry, Jr.
		       Witt, Gaither & Whitaker, P.C.
		   1100 American National Bank Building
			    Chattanooga, TN  37402
				615-265-8881

	 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

			       July 10, 1995
	  (Date of Event which Requires Filing of this Statement)

If the filing  person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

				SCHEDULE 13D

     CUSIP NO.  255579-10-4                 PAGE  2  OF  6  PAGES
      1.        NAME OF REPORTING PERSON
		S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
		T. CARTTER FRIERSON

      2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF
		A GROUP                                   (A)  [  ]
							  (B)  [X ]

      3.        SEC USE ONLY
      4.        SOURCE OF FUNDS*
      5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
		IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)     [  ]
      6.        CITIZENSHIP OR PLACE OF ORGANIZATION
		UNITED STATES OF AMERICA
	NUMBER OF        7.     SOLE VOTING POWER
	 SHARES                 211,340
      BENEFICIALLY       8.     SHARED VOTING POWER
	OWNED BY                370,452
	  EACH           9.     SOLE DISPOSITIVE POWER
       REPORTING                211,340
	 PERSON         10.     SHARED DISPOSITIVE POWER
	  WITH                  370,452

     11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
		REPORTING PERSON
		581,792

     12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
		(11) EXCLUDES CERTAIN SHARES*                  [  ]
     13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		5.44%
     14.        TYPE OF REPORTING PERSON
		IN


		   * SEE INSTRUCTIONS BEFORE FILLING OUT!
	INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
	ATTESTATION

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


ITEM 1.         SECURITY AND ISSUER

	This Statement on Schedule 13D (the "STATEMENT") relates to the Common Stock, par value $3.00 per share (the "COMMON STOCK"), of Dixie Yarns, Inc., a Tennessee corporation (the "ISSUER"), the principal executive offices of which are located at 1100 South Watkins Street, Chattanooga, Tennessee 37404.


ITEM 2.         IDENTITY AND BACKGROUND

	(a)     T. Cartter Frierson.

	(b)     1103 Tinkerbell Lane, Lookout Mountain, Georgia
30750.

	(c) President, T. Cartter Frierson & Company, a management consulting firm located at 633 Chestnut Street, Suite 850, Chattanooga, Tennessee 37450.

	(d) Mr. Frierson has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e) Mr. Frierson has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

	(f) Mr. Frierson is a citizen of the United States of America.

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

	Not Applicable.

ITEM 4.         PURPOSE OF TRANSACTION.

	On July 10, 1995, another shareholder of the Issuer exercised a put option to sell 1,029,446 shares of Common Stock to the Issuer. The repurchase of said shares by the Issuer had the effect of increasing the percentage of Common Stock beneficially owned by Mr. Frierson.

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

ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER.

	(a) As of the date hereof, Mr. Frierson is deemed to be the beneficial owner (pursuant to Rule 13d-3) of an aggregate of 581,792 shares of Common Stock<F1> constituting approximately 5.44% of the 10,690,240 shares of Common Stock<F2> that were outstanding as of July 21, 1995, as reported by the Issuer to Mr. Frierson. Mr. Frierson expressly disclaims beneficial ownership of the 226,121 such shares which may be deemed to result from the conversion of shares of Class B
Common Stock held subject to the Shareholder Agreement discussed in Item 6 hereof, because restrictions on transferability and withdrawal imposed by the agreement effectively prohibit such conversion for the duration of the agreement, absent the consent of the parties.

	(b) Mr. Frierson has the sole power to vote and dispose of 211,340 of the shares of Common Stock for which beneficial ownership is reported<F3>.

________________________

	<F1>       Such 581,792 shares of Common Stock consist of:
(i) 195,662 shares of Common Stock as to which Mr. Frierson has sole investment and sole voting power; (ii) 27,433 shares of Common Stock owned directly by Rowena K. Frierson but subject to a general power of attorney granted to Mr. Frierson and Daniel K. Frierson; (iii) 132,576 shares of Common Stock owned by the wife and children of Mr. Frierson and as to which he shares voting and investment power; (iv) 15,678 shares of Class B Common Stock, par value $3.00 per share (the "CLASS B COMMON STOCK") of the Issuer, which are convertible on a share-for-share basis into shares of Common Stock, held directly by Mr. Frierson.; (v) 40,000 shares of Class B Common Stock held by Paul K. Frierson, Daniel K. Frierson, and Mr. Frierson as co-trustees of the Frierson Family Trusts; (vi) 45,304 shares of Class B Common Stock held by Paul K. Frierson, Daniel K. Frierson, and Mr. Frierson as co-trustees of the Special Purpose Trust of J. Burton Frierson; and (vii) 125,139 shares of Class B Common Stock owned directly by Rowena K. Frierson but subject to a general power of attorney granted to Mr. Frierson and Daniel K. Frierson. All such shares of Class B Common Stock are subject to the Shareholder Agreement discussed in Item 6 hereof.

<F2>       226,121 shares of Common Stock are added to the
10,464,119 shares of Common Stock reported by the Issuer to Mr. Frierson as outstanding as of July 21, 1995 in order to reflect the assumed conversion of 226,121 shares of Class B Common Stock, which are held as described in Footnote 1. As stated in Item 5(a), Mr. Frierson expressly disclaims beneficial ownership of the 226,121 shares of Common Stock which would result from the conversion of shares of Class B Common Stock which are subject to the Shareholder Agreement.

<F3>       Consists of (i) the 195,662 shares of Common Stock
held directly by Mr. Frierson and (ii) shares of Common Stock assumed to result from the conversion of 15,678 shares of Class B Common Stock held directly by Mr. Frierson. As stated in Item 5(a), Mr. Frierson expressly disclaims beneficial ownership of the 15,678 shares of Common Stock which would result from the conversion of these shares of Class
B Common Stock which are subject to the Shareholder Agreement.

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

	Mr. Frierson shares the power to vote and dispose of 370,452 of he shares of Common Stock for which beneficial ownership is reported.

	 Mr. Frierson shares the power to vote and dispose of the 27,433 shares of Common Stock and the 125,139 shares of Class B Common Stock owned directly by Rowena K. Frierson, who has given a general power of attorney to Mr. Frierson and Daniel K. Frierson. Daniel K. Frierson's address is 1100 South Watkins Street, Chattanooga, Tennessee 37404. He is Chairman of the Board and Chief Executive Officer of the Issuer. Rowena K. Frierson is retired and her address, for purposes of this filing, is 1100 South Watkins Street, Chattanooga, TN 37404.

	Mr. Frierson shares the power to vote and dispose of the 132,576 shares of Common Stock owned by his wife (Patricia
B. Frierson) and children (Jennifer S. Frierson Walldorf; T. Cartter Frierson, Jr.; and Eleanor Browne Frierson Graham). Their address for purposes of this filing is 633 Chestnut Street, Suite 850, Chattanooga, Tennessee 37450.

	Mr. Frierson also shares the power to vote and dispose of the 40,000 shares of Class B Common Stock held by Paul K. Frierson, Daniel K. Frierson and Mr. Frierson as co-trustees of the Frierson Family Trusts and the 45,304 shares of Class
B Common Stock held by Paul K. Frierson, Daniel K. Frierson and Mr. Frierson as co-trustees of the Special Purpose Trust of J. Burton Frierson. Paul K. Frierson's address is 1100 South Watkins Street, Chattanooga, Tennessee 37404. He is vice president of the Issuer and president of the Issuer's Candlewick group.

	None of the aforementioned individuals have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. All of the aforementioned individuals are citizens of the United States of America.

	(c) none.

	(d)  See Item 5(b).

	(e)  Not applicable.


ITEM 6.         CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
		RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
		ISSUER.

	All 226,121 shares of Class B Common Stock beneficially owned by Mr. Frierson are subject to a shareholder agreement (the "SHAREHOLDER AGREEMENT"). There is a total

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

of 556,638 shares of Class B Common Stock subject to the Shareholder Agreement. Pursuant to the terms of the Shareholder Agreement, Daniel K. Frierson has been granted a proxy, which expires October 2005, to vote all such shares. The proxy is terminable under certain limited circumstances prescribed in the Shareholder Agreement. The Shareholder Agreement also places certain restrictions on the transfer or withdrawal of shares of Class B Common Stock held by the parties thereto, effectively preventing the conversion of shares held pursuant to the Shareholder Agreement into shares of Common Stock for the duration of the agreement, absent the consent of the parties. Accordingly, Mr. Frierson has expressly disclaimed beneficial ownership of any shares of Common Stock which would result from the conversion of shares of Class B Common Stock which are currently held subject to the Shareholder Agreement.

	The participating parties to the Shareholder Agreement are the trusts created under the Estate of J. Burton
Frierson, the wife of J. Burton Frierson (Rowena K.
Frierson) and three of the sons of J. Burton and Rowena K.
Frierson (Mr. T. Cartter Frierson; Paul K. Frierson; and
Daniel K. Frierson).


ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS.

		99.1    Dixie Yarns, Inc. Class B Common Stock
Shareholders Agreement, as amended to date.



SIGNATURE

	After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this
Schedule 13D is true, complete and correct.


  /s/ T. Cartter Frierson
_________________________________________
T. Cartter Frierson

Date: October 11, 1995





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